Brian L. Cantrell Senior Vice President and Chief Financial Officer 918.295.7673

February 29, 2008

By Facsimile and Federal Express

Ms. Anne Nguyen Parker

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Re:	Alliance Resource Partners, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 1, 2007
File No. 0-26823

Form 10-Q for the Period Ended September 30, 2007
Filed November 9, 2007

Dear Ms. Parker:

This letter sets forth the responses of Alliance Resource Partners, L.P. (the “Partnership”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 28, 2008 (the “Comment Letter”) with respect to the Partnership’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”) and Form 10-Q for the period ended September 30, 2007. For your convenience, we have repeated each comment of the Staff exactly as given in the Comment Letter and set forth below each such comment is the Partnership’s response.

The Partnership is in the process of preparing its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”), which it will file today. Because the Partnership’s proposed disclosure revisions do not include a financial restatement or otherwise material revisions to content, the Partnership respectfully requests that the Staff permit the Partnership to include the following changes on a prospective basis in its upcoming 2007 Form 10-K filings as well as in all subsequent filings under the Securities Exchange Act of 1934, as amended, rather than amending its previous reports.

1717 South Boulder, Suite 400, Tulsa, Oklahoma 74119

P. O. Box 22027, Tulsa, Oklahoma 74121-2027

Fax: (918) 295-7357

Form 10-K for the year ended December 31, 2006

River View, Penn Ridge, Tunnel Ridge, pages 5 & 7

Coal reserves, page 31

COMMENT

1.	In your responses to prior comments number 16 and 17 from our letter dated December 20, 2007, you indicate that you will provide certain disclosure in future filings. Please provide specific of examples of the additional disclosure you propose to include in future filings.

RESPONSE

Attached as Annex A hereto are excerpts from our draft 2007 Form 10-K that show the additional disclosure items in response to your prior comments. We have provided these excerpts to Ken Schuler supplementally. We hereby undertake that the disclosures set forth on Annex A will be included in the final form of the 2007 Form 10-K filed with the Commission.

Segment Information, page 41

COMMENT

2.	We note your response to prior comment number 5 with respect to your Segment Adjusted EBITDA Expense non-GAAP measure. Please further clarify how your measure is meaningful and useful as a measure of your segment operating expenses. In this respect, it does not appear that you are currently reporting this measure as part of your segment disclosures. In addition, it does not appear that this measure correlates to your Segment Adjusted EBITDA profitability measure you report in accordance with SFAS 131. Please further clarify the usefulness of this measure as it relates to your segments or revise the description of this measure in future filings to more accurately reflect the use of the measure.

RESPONSE

Based on our telephone conference with members of the Staff on February 28, 2008 concerning this comment, we will include the following explanation as to why we believe Segment Adjusted EBITDA Expense is meaningful and useful as a measure of our segment operating expenses:

(2)	Segment Adjusted EBITDA Expense includes operating expenses, outside purchases and other income. Transportation expenses are excluded as these expenses are passed through to our customers, consequently we do not realize any margin on transportation revenues. Segment Adjusted EBITDA Expense is used as a supplemental financial measure by our management to assess the operating performance of our segments. In our evaluation of EBITDA, which is discussed above under “- How We Evaluate Our Performance,” Segment Adjusted EBITDA Expense is a key component of EBITDA in addition to coal sales and other sales and operating revenues. The exclusion of corporate general and administrative expenses from Segment Adjusted EBITDA Expense allows management to focus solely on the evaluation of segment operating performance as it primarily relates to our operating expenses. Outside purchases are included in Segment Adjusted EBITDA Expense because tons sold and coal sales include sales from outside purchases.

The following is a reconciliation of Segment Adjusted EBITDA Expense to Operating expense (in thousands):

	Year Ended December 31,
	2007	2006
Segment Adjusted EBITDA Expense	$705,669	$646,033
Outside purchases	(21,969)	(19,213)
Other income	1,385	936

Operating expense	$685,085	$627,756

CLOSING COMMENTS

In connection with these responses, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or wish to discuss, please do not hesitate to contact me (918-295-7673), or our legal counsel, David P. Oelman (713-758-3708) or Stephen M. Gill (713-758-4458), each of Vinson & Elkins L.L.P.

Sincerely,

/s/ Brian L. Cantrell
Brian L. Cantrell Senior Vice President and Chief Financial Officer

cc:	David P. Oelman, Vinson & Elkins L.L.P.
Stephen M. Gill, Vinson & Elkins L.L.P.
Mike Karney, Securities and Exchange Commission

ANNEX A

(Excerpts from the 2007 Form 10-K)

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM              TO

COMMISSION FILE NO.: 0-26823

ALLIANCE RESOURCE PARTNERS, L.P.

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE	73-1564280
(STATE OR OTHER JURISDICTION OF INCORPORATION OR ORGANIZATION)	(IRS EMPLOYER IDENTIFICATION NO.)

1717 SOUTH BOULDER AVENUE, SUITE 400, TULSA, OKLAHOMA 74119

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES AND ZIP CODE)

(918) 295-7600

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Securities registered pursuant to Section 12(b) of the Act: Common Units representing limited partner interests

Title of Each Class	Name of Each Exchange On Which Registered
Common Units	NASDAQ Stock Market, LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☒  Yes    ☐  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (check one)

Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐ (Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

The aggregate value of the common units held by non-affiliates of the registrant (treating all executive officers and directors of the registrant, for this purpose, as if they may be affiliates of the registrant) was approximately $857,632,818 as of June 29, 2007, the last business day of the registrant’s most recently completed second fiscal quarter, based on the reported closing price of the common units as reported on the NASDAQ Stock Market, LLC on such date.

As of February 25, 2008, 36,613,458 common units were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE: None

Gibson Complex. Our subsidiary, Gibson County Coal, LLC (“Gibson County Coal”), operates the Gibson mine, an underground mining complex located near the city of Princeton in Gibson County, Indiana. The mine began production in November 2000 and utilizes continuous mining units employing room-and-pillar mining techniques to produce low-sulfur coal. The preparation plant has a throughput capacity of 700 tons of raw coal an hour. We refer to the reserves mined at this location as the “Gibson North” reserves. We also control undeveloped reserves in Gibson County that are not contiguous to the reserves currently being mined, which we refer to as the “Gibson South” reserves.

Production from Gibson is a low-sulfur coal that historically has been primarily shipped via truck approximately 10 miles on U.S. and state highways to Gibson’s principal customer, PSI Energy Inc. (d/b/a Duke Energy Indiana, Inc.), a subsidiary of Cinergy Corporation (d/b/a Duke Energy Corporation) (“PSI”). Gibson’s production is also trucked or railed to our Mt. Vernon transloading facility for sale to utilities capable of receiving barge deliveries. In 2007, we completed construction of a new rail loop at Gibson, providing access to both the CSX and Norfolk Southern Railway Company (“NS”) railroads and expanding the market for coal produced at Gibson.

In January 2005, Gibson County Coal entered into long-term agreements with PC Indiana Synthetic Fuel #2, L.L.C. (“PCIN”) to host its coal synfuel facility, supply the facility with coal feedstock, assist PCIN with the marketing of coal synfuel and provide other services. The synfuel facility commenced operations at Gibson in May 2005. A significant portion of Gibson’s production was sold to PCIN, providing us with coal sales, rental and service fees from PCIN based on the synfuel facility throughput tonnages. PCIN shipped coal synfuel to various customers that have been purchasers of our coal and with which we maintained “back-up” coal supply agreements, which automatically provided for the sale of our coal to them in the event they did not purchase coal synfuel from PCIN. In 2008, our primary customer for coal produced at Gibson will be PSI, pursuant to a long-term coal supply agreement that was one of these “back-up” agreements. On December 31, 2007, the federal non-conventional source fuel tax credit expired. As a result, and under their terms, the PCIN agreements expired on December 31, 2007. For 2007, the incremental net income benefit from the combination of the various coal synfuel related agreements associated with the facility located at Gibson was approximately $4.3 million, assuming that coal pricing would not have increased without the availability of synfuel. As such, while we will be able to sell the production that would have been sold to PCIN to PSI and other “back-up” purchasers, we may not be able to recover the incremental net income benefit of the synfuel related operations.

We have partially completed the permitting process for the Gibson South reserves and continue to actively evaluate its development. Capital expenditures required to develop the Gibson South reserves are estimated to be in the range of approximately $100 million to $110 million, excluding capitalized interest and capitalized mine development costs associated with net cost related to incidental production. For more information about mine development costs, please read “Mine Development Costs” under “Item 8. Financial Statements and Supplementary Data – Note 2. Summary of Significant Accounting Policies.” Assuming sufficient sales commitments are obtained and the permitting process continues as anticipated, initial production could commence in 2010 to 2012. For more information on the permitting process, and matters that could hinder or delay the process, please read “Regulation and Laws – Mining Permits and Approvals.” When the Gibson South mine reaches full production capacity, we expect annual production of approximately 2.7 million to 3.1 million tons. Definitive development commitment for Gibson South is dependent upon final approval by the board of directors of our managing general partner (“Board of Directors”).

River View. In April 2006, we acquired 100% of the membership interest in River View Coal, LLC (“River View”) from ARH. River View currently controls, through coal leases or direct ownership, approximately 117.1 million tons of proven and probable high-sulfur coal in the Kentucky No. 7, No. 9 and No. 11 coal seams underlying properties located primarily in Union County, Kentucky, as well as certain surface properties, facilities and permits. River View is in the process of updating its existing permits and evaluating the timing and manner of future development of the reserve. We expect to develop River View as an underground mining complex using continuous mining units employing room-and-pillar mining techniques, with production from the operation of four mining units and capacity to expand to up to eight mining units. In July 2007, we began construction of the slope and shaft at River View. However, definitive development commitment for River View is dependent upon final approval of the Board of Directors. Capital expenditures required to develop the River View reserves are estimated to be in the range of approximately $130 million to $160 million, excluding capitalized interest and capitalized mine development costs associated with net cost related to incidental production. For more information about mine development costs, please read “Mine Development Costs” under “Item 8. Financial Statements and Supplementary Data – Note 2. Summary of Significant Accounting Policies.”

6

Production from the Mountain View mine in 2007 was primarily supplied to Mt. Storm Coal Supply, LLC (“Mt. Storm”) for its synfuel facility, which was located at the Mt. Storm Power Station. Our agreement to supply coal to Mt. Storm terminated at the end of 2007 in conjunction with the termination of the synfuel tax credit program. For 2007, the incremental net income benefit from this agreement was approximately $1.8 million, assuming that coal pricing would not have increased without the availability of synfuel.

Our primary customer for the medium-sulfur coal produced at Mettiki is VEPCO, which purchases the coal for use in the scrubbed generating units at its Mt. Storm Power Station in West Virginia. A seven-year agreement to supply coal to the VEPCO Mt. Storm Power Station from the Mountain View mine was negotiated and finalized in June 2005. Prior to termination of our agreement to supply coal to Mt. Storm, this agreement also served as a “back-up” agreement with VEPCO for the sale of our coal in the event that VEPCO did not purchase coal synfuel from Mt. Storm. As such, while we will be able to sell the production that would have been sold to Mt. Storm to VEPCO and other “back-up” purchasers, we may not be able to recover the $1.8 million in incremental net income benefit of the synfuel related operations.

Penn Ridge Coal. In December 2005, our subsidiary, Penn Ridge Coal, LLC (“Penn Ridge”), entered into a coal lease and sales agreement with affiliates of Allegheny Energy, Inc. (“Allegheny”), to pursue development of Allegheny’s Buffalo coal reserve in Washington County, Pennsylvania. The Buffalo coal reserve lease is estimated to include approximately 56.7 million tons of proven and probable high-sulfur coal in the Pittsburgh No. 8 seam. We have initiated the permitting process for the Buffalo coal reserves and are evaluating its development. Capital expenditures required to develop the Penn Ridge reserves are estimated to be in the range of approximately $165 million to $175 million, excluding capitalized interest and capitalized mine development costs associated with net cost related to incidental production. For more information about mine development costs, please read “Mine Development Cost” under “Item 8. Financial Statements and Supplementary Data – Note 2. Summary of Significant Accounting Policies.” Assuming sufficient sales commitments are obtained and the permitting process is completed, initial production could commence in 2011 to 2013. For more information on the permitting process, and matters that could hinder or delay the process, please read “Regulation and Laws – Mining Permits and Approvals.” When the Penn Ridge mine reaches full production capacity, we expect annual production of up to 5.0 million tons. Definitive development commitment for Penn Ridge is dependent upon final approval of the Board of Directors.

Tunnel Ridge. Our subsidiary, Tunnel Ridge, LLC (“Tunnel Ridge”), controls, through a coal lease agreement with our special general partner, approximately 70.5 million tons of proven and probable high-sulfur coal in the Pittsburgh No. 8 coal seam in West Virginia and Pennsylvania. An underground mining permit was issued by the West Virginia Department of Environmental Protection on February 12, 2007, and we have submitted applications for all other permits necessary to conduct operations, which currently are under review. Capital expenditures required to develop the Tunnel Ridge reserves are estimated to be in the range of approximately $210 million to $235 million, excluding capitalized interest and capitalized mine development costs associated with net cost related to incidental production. For more information about mine development costs, please read “Mine Development Costs” under “Item 8. Financial Statements and Supplementary Data – Note 2. Summary of Significant Accounting Policies.” Assuming sufficient sales commitments are obtained and the permitting process continues as anticipated, initial production could commence in 2009 to 2011. When the Tunnel Ridge mine reaches full production capacity, we expect annual production of up to 6.0 million tons. For more information on the permitting process, and matters that could hinder or delay the process, please read “Regulation and Laws – Mining Permits and Approvals.” Definitive development commitment for Tunnel Ridge is dependent upon final approval of the Board of Directors.

Other Operations

Mt. Vernon Transfer Terminal, LLC

Our subsidiary, Mt. Vernon Transfer Terminal, LLC (“Mt. Vernon”), leases land and operates a coal loading terminal on the Ohio River (mile marker 827.5) at Mt. Vernon, Indiana. Coal is delivered to Mt. Vernon by both rail and truck. The terminal has a capacity of 8.0 million tons per year with existing ground storage of approximately 60,000 to 70,000 tons. During 2007, the terminal loaded approximately 1.6 million tons for customers of Pattiki, Gibson and Elk Creek.

8

ITEM 2.	PROPERTIES

Coal Reserves

We must obtain permits from applicable state regulatory authorities before beginning to mine particular reserves. For more information on this permitting process, and matters that could hinder or delay the process, please read “Item 1. Business — Regulation and Laws — Mining Permits and Approvals.”

Our reported coal reserves are those we believe can be economically and legally extracted or produced at the time of the filing of this Annual Report on Form 10-K. In determining whether our reserves meet this economical and legal standard, we take into account, among other things, our potential ability or inability to obtain a mining permit, the possible necessity of revising a mining plan, changes in estimated future costs, changes in future cash flows caused by changes in mining permits, variations in quantity and quality of coal, and varying levels of demand and their effects on selling prices.

At December 31, 2007, we had approximately 712.8 million tons of coal reserves. All of the estimates of reserves which are presented in this Annual Report on Form 10-K are of proven and probable reserves (as defined below) and adhere to the standards described in USGS Circular 831 and USGS Bulletin 1450-B. For information on the locations of our mines, please read “Mining Operations” under “Item 1. Business.”

The following table sets forth reserve information, at December 31, 2007, about each of our mining operations:

Operations	Mine Type	Heat Content (Btus per pound)	Proven and Probable Reserves				Reserve Assignment
			Pounds S02 per MMbtu
			<1.2	1.2-2.5	>2.5	Total	Assigned	Unassigned
			(tons in millions)
Illinois Basin Operations
Dotiki (KY)	Underground	12,300	—	—	125.6	125.6	125.6	—
Warrior (KY)	Underground	12,350	—	—	57.4	57.4	24.4	33.0
Hopkins (KY)	Underground	12,300	—	—	47.1	47.1	32.0	15.1
	/Surface	11,500	—	—	7.8	7.8	7.8	—
River View (KY)	Underground	11,700	—	—	117.1	117.1	117.1	—
Pattiki (IL)	Underground	11,800	—	—	54.5	54.5	54.5	—
Gibson (North) (IN)	Underground	11,600	—	25.3	4.0	29.3	29.3	—
Gibson (South) (IN)	Underground	11,600	—	18.5	64.1	82.6	—	82.6

Region Total			—	43.8	477.6	521.4	390.7	130.7

Central Appalachian Operations
Pontiki (KY)	Underground	12,800	—	14.9	—	14.9	14.9	—
MC Mining (KY)	Underground	12,800	18.0	—	1.8	19.8	19.8	—

Region Total			18.0	14.9	1.8	34.7	34.7	—

Northern Appalachian Operations
Mettiki (MD)	Underground	13,000	—	2.8	7.4	10.2	10.2	—
Mountain View (WV)	Underground	13,000	—	5.1	14.2	19.3	19.3	—
Tunnel Ridge (PA/WV)	Underground	12,600	—	—	70.5	70.5	70.5	—
Penn Ridge (PA)	Underground	12,500	—	—	56.7	56.7	56.7	—

Region Total			—	7.9	148.8	156.7	156.7	—

Total			18.0	66.6	628.2	712.8	582.1	130.7

% of Total			2.5%	9.4%	88.1%	100.0%	81.7%	18.3%

Our reserve estimates are prepared from geological data assembled and analyzed by our staff of geologists and engineers. This data is obtained through our extensive, ongoing exploration drilling and in-mine channel sampling programs. Our drill spacing criteria adhere to standards as defined by the U.S. Geological Survey. The maximum acceptable distance from seam data points varies with the geologic nature of the coal seam being studied, but generally the standard for (a) proven reserves is that points of observation are no greater than  1/2 mile apart and are projected to extend as a  1/4 mile wide belt around each point of measurement and (b) probable reserves is that points of observation are between  1/2 and 1  1/2 miles apart and are projected to extend as a  1/2 mile wide belt that lies  1/4 mile from the points of measurement.

35